SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “ePLDT’s BPO Subsidiary Ranks High in Global BPO Survey”.	6

Exhibit 1

February 27, 2008

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT’s BPO Subsidiary Ranks High in Global BPO Survey”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

February 27, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT’s BPO Subsidiary Ranks High in Global BPO Survey”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  February 27, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “ePLDT’s BPO Subsidiary Ranks High in Global BPO Survey”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: February 27, 2008

Exhibit 1

ePLDT Press Release SPi

ePLDT’s BPO Subsidiary Ranks High in Global BPO Survey

Annual Ranking Recognizes SPi’s Leadership in BPO, Human Capital Development and Emerging Asian Markets

Manila, Philippines, February 27, 2008. SPi, a leading global provider of business process outsourcing (“BPO”) solutions, announced today that it has been ranked No. 3 in the “Leader, Emerging Asian Markets” category, No. 6 in “Best Performing BPO Provider” category and No. 9 in “Leader, Human Capital Development” category in the 2008 Global Services 100 Survey conducted by Global Services magazine and neoIT, an outsourcing advisory firm.

The Global Services 100 is a ranking of the world’s top 100 service providers across various BPO and IT sectors. In developing the ranking, Global Services and neoIT collected third party and participant-provided data to evaluate and score service providers across four major categories – operational excellence, human capital, service offerings, and client relationships.

SPi has consistently been in the Top 10 list of “Best Performing BPO Providers” and “Leaders, Human Capital Development” since 2005. This year, SPi not only maintains its Top 10 ranking in these categories, but it has also been included in the Top 3 of another category, “Leader, Emerging Asian Markets”.

Reflecting on the latest rankings, Peter Maquera, SPi’s President and CEO, commented, “Being ranked as a top-tier BPO Provider and a Leader in Human Capital Development for four consecutive years is confirmation of our unwavering commitment to grow our people, of our dedication to a strategic partnership approach with our clients, and of our resolute commitment to continuous process improvements in everything that we do.”

Ray Espinosa, Chairman of SPi, said, “We are proud of SPi for continuously being included in this prestigious list of leading global BPO providers. We are equally pleased to see that SPi has been included in the “Leader, Emerging Asian Markets” for the first time. Our high ranking in this category is a testament to our ability to compete with other large global outsourcing companies in terms of scope of service, quality and cost-effectiveness. The Philippines remains SPi’s major hub for its delivery operations with 12 locations in Manila, Laguna, Cebu, Dumaguete, Clark and Iloilo and over 7,000 employees nationwide.”

Exhibit 1

About ePLDT

ePLDT, Inc., a wholly-owned subsidiary of telecommunications giant Philippine Long Distance Telephone Co. (PLDT), is an information and communications technology company providing enabling infrastructure and services focusing on next-generation communications, connectivity and content to corporate clients and consumers.

For more information on ePLDT, visit www.epldt.com.

About SPi

SPi is a leading full-service Business Process Outsourcing (BPO) solutions provider with offices and facilities across North America, Europe, and Asia. SPi has more than 14,000 employees worldwide delivering a wide range of call center and knowledge-based outsourcing services to diversified markets, including Healthcare, Legal, and Publishing. SPi consistently improves operating efficiency, lowers costs, and helps to strengthen the competitive position of more than 500 clients (www.spi-bpo.com).

About Global Services

Global Services is a media platform with a portfolio that includes a magazine, website, events, newsletter and customized solutions. The company’s audience consists of corporate professionals engaged in the sourcing and management of business and technology services. It is owned by CyberMedia (India) Limited (www.globalservicesmedia.com).

About neoIT

neoIT is a management consulting firm that helps leading corporations improve and grow their business by capitalizing on services globalization. Through a blend of strategic advisory services and hands-on execution support, neoIT provides advice and management expertise on the globalization of Information Technology (IT) and Business Process Outsourcing (BPO) services (www.neoIT.com).

*********

CONTACTS:

Ray C. Espinosa President ePLDT, Inc. 5F LV Locsin Building, Makati Avenue, Makati City Tel: +63 2 8936618 Fax: +63 2 8150617 rcespinosa@epldt.com Page 5 of 6	Melissa Vergel de Dios Head, Investor Relations PLDT 12F Ramon Cojuangco Building Makati Avenue, Makati City Tel: +63 2 8168024 Fax: +63 2 8107138 mvvergeldedios@pldt.com.ph

Page 6 of 6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: February 27, 2008